UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

ROCKET FUEL INC.

(Name of Subject Company)

ROCKET FUEL INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

773111109

(CUSIP Number of Class of Securities)

E. Randolph Wootton III
Chief Executive Officer
Rocket Fuel Inc.
2000 Seaport Boulevard, Suite 400

Pacific Shores Center
Redwood City, CA 94063
(650) 595-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Martin W. Korman
Rachel B. Proffitt

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

(650) 493-9300

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 3, which is referred to as this “Amendment No. 3,” amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission, which is referred to as the “SEC,” on August 2, 2017 (together with the exhibits thereto and as amended or supplemented from time to time, which is referred to as the “Schedule 14D-9”) by Rocket Fuel Inc., a Delaware corporation, which is referred to as “Rocket Fuel.” The Schedule 14D-9 relates to the tender offer, which is referred to as the “Offer,” by Sizmek Inc., a Delaware corporation, which is referred to as “Sizmek,” and by Fuel Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Sizmek, which is referred to as “Purchaser,” to purchase any and all of the outstanding shares of Rocket Fuel’s common stock, par value $0.001 per share, which is referred to as “Common Stock.” The tender offer is disclosed in the Tender Offer Statement on Schedule TO, which is referred to, as amended or supplemented from time to time, as the “Schedule TO,” filed by Sizmek and Purchaser with the SEC on August 2, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, which is referred to, as amended or supplemented from time to time, as the “Offer to Purchase,” and in the related Letter of Transmittal, which is referred to, as amended or supplemented from time to time, as the “Letter of Transmittal.” The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is amended and supplemented as follows:

The following paragraph amends and replaces the last paragraph under the caption “—Background and Reasons for the Rocket Fuel Board’s Recommendation—Background of the Offer”:

Also on July 18, 2017, at the direction of the Rocket Fuel Board, Rocket Fuel management and representatives of Needham & Company began contacting 149 potential strategic acquirers (including Party A, Party B, Party D and Party E) and private equity firms (including Party C), including customers and strategic partners of Rocket Fuel, concerning their interest in a possible acquisition of Media Services or all of Rocket Fuel. Included in this group were all of the parties previously contacted by representatives of Needham & Company on behalf of Rocket Fuel.

The following paragraphs are added after the last paragraph under the caption “—Background and Reasons for the Rocket Fuel Board’s Recommendation—Background of the Offer”:

On July 28, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The representatives of Needham & Company reviewed for, and discussed with, the Deal Committee the status of ongoing efforts to solicit an alternative transaction to the one contemplated by the Merger Agreement.

Later on July 28, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The representatives of

Needham & Company reviewed for, and discussed with, the Rocket Fuel Board the status of ongoing efforts to solicit an alternative transaction to the one contemplated by the Merger Agreement.

On August 2, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The members of the Deal Committee noted that Party B still indicated an interest in acquiring Media Services.  The members of the Deal Committee discussed possible acquisition proposals that could be made by Party B and how to value those proposals in relation to the terms of the Merger Agreement.

On August 3, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The members of the Rocket Fuel Board discussed possible acquisition proposals that could be made by Party B and how to value those proposals in relation to the terms of the Merger Agreement.

On August 8, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The members of Rocket Fuel management and the representatives of Needham & Company provided an update to the members of the Deal Committee regarding the status of discussions with Party B regarding its forthcoming acquisition proposal for Media Services. The members of the Deal Committee discussed possible acquisition proposals that could be made by Party B and how to value those proposals in relation to the terms of the Merger Agreement.

On August 11, 2017, Party B submitted a revised proposal for the acquisition of Media Services for $60 million at closing and up to $30 million to be payable in the future (which contingent amount was potentially payable to Rocket Fuel based on the future performance of Media Services). In addition, the proposal contemplated $10 million potentially payable to Media Services’ management team if certain performance metrics were achieved following the acquisition. The proposal also provided certain of the terms on which Rocket Fuel would make its Predictive Marketing Platform available to Party B for a period of time following the closing.

Later on August 11, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The members of the Deal Committee discussed the proposal from Party B. It was noted that Party B stated that (1) Rocket Fuel’s disclosure of its updated financial outlook for the remainder of 2017 had significantly affected Party B’s previous assessment of the value of Media Services; and (2) this was Party B’s best and final offer. The members of the Deal Committee determined to inform Party B that its proposal was insufficient and directed the members of Rocket Fuel management to try to obtain an improved offer from Party B.

On August 11, 2017, Party B was informed that the Deal Committee believed that Party B’s offer was insufficient. Party B declined to change the terms of its proposal.

Other than the foregoing revised proposal from Party B, Rocket Fuel did not receive any alternative acquisition proposals prior to the expiration of the go-shop period on August 16, 2017 at 11:59 p.m. Eastern time. Rocket Fuel entered into confidentiality agreements with 2 additional parties during the go-shop period. Such confidentiality agreements included standstill provisions that do not prohibit the counterparty from making non-public acquisition proposals to Rocket Fuel. Upon the expiration of the go-shop period and in accordance with the terms of the Merger Agreement, Rocket Fuel ceased all solicitation activities and became subject to customary restrictions on its ability to solicit acquisition proposals from third parties or to provide information to and engage in discussions with a third party in relation to an alternative acquisition proposal, subject to certain customary exceptions to permit the Rocket Fuel Board to comply with its fiduciary duties.

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

The following paragraph is added after the fourth paragraph under the caption “Certain Litigation”:

“On August 15, 2017, another lawsuit was filed by a purported stockholder of Rocket Fuel in the United States District Court for the Northern District of California on behalf of a putative class of Rocket Fuel’s stockholders against Rocket Fuel and the Rocket Fuel Board, alleging violations of federal securities laws.  The case is captioned The George Shahinian Trust v. Rocket Fuel et al. (Case 5:17-cv-04707).  The complainant alleges claims similar to those in the Bushansky action, and seeks similar relief.”

Amending and supplementing the second to last paragraph under the caption “Certain Litigation” to replace such paragraph in its entirety with the following:

“The foregoing description is qualified in its entirely by reference to the complaints, copies of which are filed as Exhibits (a)(5)(M), (a)(5)(N), (a)(5)(O), (a)(5)(P), (a)(5)(Q), (a)(5)(R) and (a)(5)(T) respectively, to this Amendment No. 3 and are incorporated by reference.”

Item 9. Exhibit

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibits:

(a)(5)(T)                                                  Class Action Complaint dated August 15, 2017 (The George Shahinian Trust v. Rocket Fuel et al., Case No. 5:17-cv-04707) (incorporated by reference to Exhibit (a)(5)(Q) to Amendment No. 3 to the Schedule TO filed with the SEC on August 17, 2017 by Fuel Acquisition Co. and Sizmek Inc.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET FUEL INC.

	By:	/s/ E. Randolph Wootton III
Name: E. Randolph Wootton III
Title: Chief Executive Officer

Dated: August 17, 2017